

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Matthew Krueger
Chief Financial Officer
Asset Entities Inc.
100 Crescent Ct, 7th Floor
Dallas, TX 75201

> **Re: Asset Entities Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 4, 2023**
> **CIK: 0001920406**

Dear Matthew Krueger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis A. Bevilacqua